EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2005	2004	2003	2002	2001
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$116,642	$78,349	$87,382	$78,414	$99,530
Other interest	27,031	5,239	5,873	10,523	27,454
Amortization of debt discount and expense	3,935	3,713	4,977	7,949	3,475
Interest on lease agreements	20,781	21,638	21,323	22,831	21,564

Total Fixed Charges	168,389	108,939	119,555	119,717	152,023

Earnings before income taxes and undistributed income from equity investees	655,374	360,388	332,246	242,446	51,877

Earnings available for fixed charges	$823,763	$469,327	$451,801	$362,163	$203,900

Ratio of earnings to fixed charges	4.89 x	4.31 x	3.78 x	3.03 x	1.34 x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.